Exhibit 99.1

Extract from the minutes of the annual shareholders’ meeting dated June 1, 2017

Appointment of the statutory auditor and remuneration

The shareholders’ meeting resolves to appoint PwC Bedrijfsrevisoren BCVBA, with registered office at Woluwedal 18, 1932 Sint-Stevens-Woluwe, Belgium, as statutory auditor. PwC Bedrijfsrevisoren BCVBA designated Marc Daelman as its permanent representative. The shareholders’ meeting resolves that the term of office of the statutory auditor will expire immediately after the annual shareholders’ meeting which will be asked to approve the annual accounts for the financial year ending 31 December 2019.

The shareholders’ meeting further resolves that the statutory auditor’s remuneration will amount to EUR 206,880 per year (excluding expenses and VAT), throughout its term of office.